

May 3, 2011

Mr. Robert G. Gargus
Chief Financial Officer
Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, CA 94089

> **Re:** **Applied Micro Circuits Corporation**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed May 12, 2010**
> **File No. 000-23193**

Dear Mr. Gargus:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief